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(VIVENDI UNIVERSAL LOGO)

                          PUBLICATION OF 2004 REVENUES

Paris, January, 28, 2005 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) has announced that it will report fourth-quarter and full-year 2004 revenues on Tuesday, February 1, after the close of trading on the Paris Stock Exchange.

                                       ***

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the projected timeline set forth above may not materialize as planned; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

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MEDIA                               INVESTOR RELATIONS
PARIS                               PARIS
Antoine Lefort                      Daniel Scolan
+33 (0) 1 71 71 11 80               +33 (0) 1 71 71 32 91
Agnes Vetillart                     Laurence Daniel
+33 (0) 1 71 71 30 82               +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

NEW YORK                            NEW YORK
Flavie Lemarchand-Wood              Eileen McLaughlin
+(212) 572 1118                     +(1) 212.572.8961